09040564

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 3 1 2009
Washington, DC
110

SEC FILE NUMBER
8- 51487

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 AND ENDING 12/31/08
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cullum + Burks Securities, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

13355 NOEL ROAD STE 1300
(No. and Street)

DALLAS TX 75240
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
972-755-0270
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KBA LLP
(Name – *if individual, state last, first, middle name*)

14241 DALLAS PARKWAY STE 200 DALLAS TX 75254
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Steve Burks, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cullum : Burks Securities, as of March 25th, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

GAYLA J. JENSON
Notary Public, State of Texas
My Commission Expires
MARCH 27, 2010

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

8-51487

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION
AND REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

CULLUM & BURKS SECURITIES, INC.

December 31, 2008 and 2007

CULLUM & BURKS SECURITIES, INC.

TABLE OF CONTENTS

KBA®
GROUP | LLP
Certified
Public
Accountants

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors and Shareholder
Cullum & Burks Securities, Inc.

We have audited the accompanying statements of financial condition of Cullum & Burks Securities, Inc. (the "Company") as of December 31, 2008 and 2007 and the related statements of operations, changes in shareholder's equity and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion of the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cullum & Burks Securities, Inc. as of December 31, 2008 and 2007 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 on pages 12 and 13 herein is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KBA Group LLP

KBA GROUP LLP
Dallas, Texas
February 26, 2009

INDEPENDENT MEMBER OF
POLARIS
INTERNATIONAL

14241 Dallas Parkway, Suite 200
Dallas, Texas 75254
Phone 972.702.8262
Fax 972.702.0673
► www.kbagroupllp.com

CULLUM & BURKS SECURITIES, INC.

STATEMENTS OF FINANCIAL CONDITION
December 31, 2008 and 2007

ASSETS

	2008	2007
Cash and cash equivalents	$ 3,224	$ 33,527
Deposit with clearing organization	50,000	50,000
Receivable from brokers and dealers	123,570	411,079
Secured demand note collateralized by marketable securities	18,000	18,000
Property and equipment, net	17,146	17,146
Other assets	2,446	12,054
Total assets	$ 214,386	$ 541,806

LIABILITIES AND SHAREHOLDER'S EQUITY

	2008	2007
Commissions payable	$ 94,864	$ 350,266
Accounts payable and accrued expenses	52,906	42,767
Liabilities subordinated to claims of general creditors	18,000	18,000
Total liabilities	165,770	411,033
COMMITMENTS AND CONTINGENCIES		
SHAREHOLDER'S EQUITY		
Common stock, $.001 par value; 1,000,000 shares authorized; 10,000 shares issued and outstanding	10	10
Capital in excess of par value	273,980	223,980
Accumulated deficit	(225,374)	(93,217)
Total shareholder's equity	48,616	130,773
Total liabilities and shareholder's equity	$ 214,386	$ 541,806

The accompanying notes are an integral part of these financial statements.

CULLUM & BURKS SECURITIES, INC.

STATEMENTS OF OPERATIONS
Years Ended December 31, 2008 and 2007

	2008	2007
REVENUES		
Commissions and fees	$ 4,267,554	$ 6,364,183
Other	401,196	371,940
	4,668,750	6,736,123
EXPENSES		
Commissions	3,501,371	5,346,876
Operating expenses	489,911	585,136
Payroll expenses	519,784	425,042
Occupancy	117,718	105,340
Floor brokerage and clearance fees	164,181	228,174
	4,792,965	6,690,568
Net income (loss) before income tax expense	(124,215)	45,555
INCOME TAX EXPENSE	(7,942)	-
Net income (loss)	$ (132,157)	$ 45,555

The accompanying notes are an integral part of these financial statements.

CULLUM & BURKS SECURITIES, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
Years ended December 31, 2008 and 2007

	Common Stock		Capital in Excess of Par Value	Accumulated Deficit	Total Shareholder's Equity
	Shares	Amount			
Balance at December 31, 2006	10,000	$ 10	$ 252,080	$ (138,772)	$ 113,318
Distributions	-	-	(28,100)	-	(28,100)
Net income	-	-	-	45,555	45,555
Balance at December 31, 2007	10,000	10	223,980	(93,217)	130,773
Contributions	-	-	50,000	-	50,000
Net loss	-	-	-	(132,157)	(132,157)
Balance at December 31, 2008	10,000	$ 10	$ 273,980	$ (225,374)	$ 48,616

The accompanying notes are an integral part of this financial statement.

CULLUM & BURKS SECURITIES, INC.

STATEMENTS OF CASH FLOWS

Years ended December 31, 2008 and 2007

	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ (132,157)	$ 45,555
Adjustments to reconcile net income (loss) to net cash used in operating activities:		
Change in operating assets and liabilities:		
Deposits with clearing organizations	-	(15,000)
Receivable from brokers and dealers	287,509	(96,878)
Other assets	9,608	(5,712)
Commissions payable	(255,402)	(106,499)
Accounts payable and accrued expenses	10,139	17,113
Net cash used in operating activities	(80,303)	(161,421)
CASH FLOWS FROM FINANCING ACTIVITIES		
Distributions	-	(28,100)
Contributions	50,000	
Net cash provided by (used in) financing activities	50,000	(28,100)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(30,303)	(189,521)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	33,527	223,048
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 3,224	$ 33,527
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$ 208	$ 1,080
Cash paid during the year for income taxes	$ 7,942	$ -

The accompanying notes are an integral part of these financial statements.

CULLUM & BURKS SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007

NOTE A. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business and Liquidity

Cullum & Burks Securities, Inc. (the Company) was incorporated on November 13, 1998 as a fully disclosed broker-dealer, serving clients throughout the United States. The Company, a wholly-owned subsidiary of Cullum & Burks, Inc., ("Parent") began operations in May 1999.

During the year ended December 31, 2008, the Company incurred a net loss of $132,157 and used cash in operations of $80,303. Management believes that additional funding from its Parent of $50,000 received in February 2009 combined with cash flows from operations will be sufficient to fund operations for the next year. Funding needs of the Company have historically been provided through contributions from its Parent, however, there can be no assurance that such funds, if needed, will be available in the future.

Securities Transactions

The Company records all securities transactions on a trade date basis.

Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Income Taxes

The Company is included in the consolidated federal income tax return filed by its Parent. Income taxes are calculated as if the Company filed on a separate return basis.

Deferred income taxes are provided on temporary differences between amounts of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes. The deferred income tax assets and liabilities represent the future tax consequences of these differences, which will either be taxable or deductible when the assets or liabilities are recovered or settled. Deferred taxes are measured by applying currently enacted tax laws. A valuation allowance is established when necessary to reduce deferred tax assets to the amount expected to be realized.

Property and Equipment

Depreciation of property and equipment is provided on the straight-line method over their estimated useful lives of 5 to 7 years.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses during the period reported. Actual results could differ from those estimates.

NOTE A. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Concentrations of Credit Risk and Off-Balance-Sheet Risk

The Company's financial instruments subject to concentrations of credit risk consist primarily of its cash and cash equivalents and receivables from brokers and dealers. The cash and cash equivalents are placed in federally insured financial institutions or with brokerage houses. The receivables from brokers and dealers are routinely assessed for collectibility and for the brokerage houses' financial strength.

NOTE B. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital of the greater of 6.66% of aggregate indebtedness or $5,000 and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At December 31, 2008, the Company had net capital of $47,024, and excess capital of $37,172. The Company's ratio of aggregate indebtedness to net capital was 3.14:1 at December 31, 2008.

NOTE C. PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2008 and 2007 consists of the following:

	2008	2007
Office furniture and fixtures	$ 17,334	$ 17,334
Office equipment	1,324	1,324
Computer equipment	21,747	21,747
Art	17,147	17,147
	57,552	57,552
Accumulated depreciation	(40,406)	(40,406)
	$ 17,146	$ 17,146

NOTE D. INCOME TAXES

At December 31, 2008 and 2007, deferred income taxes result from temporary differences as follows:

	2008	2007
Deferred tax assets:		
Net operating loss	$ 41,567	$ 17,279
Property and equipment	149	175
Valuation allowance	(41,716)	(17,454)
Net deferred tax asset	$ -	$ -

NOTE D. INCOME TAXES (Continued)

At December 31, 2008, the Company has a net operating loss carryforward for federal income tax purposes of approximately $217,000, which will begin to expire in 2022. The Company believes that, based on a number of facts, the available objective evidence creates sufficient uncertainty regarding the realizability of the deferred tax assets such that a full valuation allowance has been recorded.

NOTE E. RELATED PARTY TRANSACTIONS

The Company incurred commissions and fees to two shareholders of its Parent during 2008 and 2007 in the amount of $168,384 and $270,453, respectively. Amounts due to these related parties at December 31, 2008 and 2007 totaled $3,105 and $986, respectively.

During 2008 and 2007, the Company earned commissions totaling $676,139 and $317,500, respectively, from Companies affiliated through common ownership. At December 31, 2008 and 2007, amounts due from these affiliated companies included in receivable from brokers and dealers were $15,297 and $86,969, respectively.

NOTE F. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

At December 31, 2008 and 2007, the Company has a $18,000 note payable pursuant to a secured demand note collateral agreement. The note bears interest at 6% and is due December 31, 2009.

The subordinated note is covered by an agreement approved by NASD Regulation, Inc., and, thus, is available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowings are required for the Company's combined compliance with minimum net capital requirements, they may not be repaid to the note holder.

NOTE G. COMMITMENTS

The Company leases its office space under a operating lease which expires during 2009. Future minimum payments under the noncancellable operating leases total $72,221 for the year ending December 31, 2009.

Total rent expense for the years ended December 31, 2008 and 2007 was approximately $118,000 and $105,000, respectively.

SUPPLEMENTAL INFORMATION

CULLUM & BURKS SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2008

SCHEDULE 1

Net capital:	
Total shareholder's equity	$ 48,616
Add: Liabilities subordinated to claims of general creditors	18,000
Less: Non-allowable assets	(19,592)
Net capital	$ 47,024
Aggregate indebtedness:	
Total liabilities	$ 165,770
Exclusions from aggregate indebtedness Pursuant to Rule l5c3-l:	
Liabilities subordinated to claims of general creditors	(18,000)
Total aggregate indebtedness	$ 147,770
Net capital requirements equal to the greater of 6.667% of aggregate indebtedness or $5,000	$ 9,852
Capital excess	$ 37,172
Ratio of aggregate indebtedness to net capital	3.14:1
Reconciliation pursuant to Rule 17a-5(d) (4):	
Net capital as previously reported (unaudited x-17A-5)	$ 106,551
Accrual of additional liabilities	(39,617)
Other adjustments	(19,910)
Net capital, as reported herein	$ 47,024

CULLUM & BURKS SECURITIES, INC.

RESERVE AND POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2008

SCHEDULE 2

The Company is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission under provision (k)(2)(i).

KBA®
GROUP | LLP
Certified
Public
Accountants

INTERNAL CONTROL REPORT

The Board of Directors and Shareholder
Cullum & Burks Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Cullum & Burks Securities, Inc. (the "Company") for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

14241 Dallas Parkway, Suite 200
Dallas, Texas 75254
Phone 972.702.8262
Fax 972.702.0673
www.kbagroupllp.com

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KBA Group LLP

KBA GROUP LLP
Dallas, Texas
February 26, 2009